Exhibit 21.1

Subsidiaries of EPIRUS Biopharmaceuticals, Inc.

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization
EB Sub, Inc.	Delaware
Epirus Biopharmaceuticals Ltd.	United Kingdom
Epirus Biopharmaceuticals (Switzerland) GmbH	Switzerland
Epirus Brasil Tecnologia Ltda	Brazil
Epirus Biopharmaceuticals (Netherlands) B.V.	Netherlands